EXHIBIT 20

NEWS RELEASE
Immediate
Christopher Henkes
262.636.1609 -- c.j.henkes@na.modine.com

Modine names Bradley C. Richardson new Chief Financial Officer

RACINE, Wis., May 12, 2003 -- Modine Manufacturing Company (NASDAQ: MODI) announced today that it appointed Bradley C. Richardson to the position of Vice President, Finance and Chief Financial Officer. Mr. Richardson brings to Modine a strong background in finance, accounting, strategic planning and business development.

Mr. Richardson joins Modine after spending over twenty years in a variety of positions at BP Amoco. Since 2000 he served as Chief Financial Officer and Vice President of Performance Management and Control for BP's Worldwide Exploration and Production division, where he was responsible for group forecasting, long-term planning, investor relations and financial control. He was previously the President for BP Amoco's business in Venezuela where he led the combination of the BP Amoco and Arco businesses. In the mid-1990's, Mr. Richardson served as BP Amoco's Vice President of Finance and Chief Financial Officer for Amoco Energy Group, North America. In that position he led acquisition and divestment activities in North America and Venezuela while being involved with treasury, control, performance reporting and analysis, and strategic planning.

Mr. Richardson received his BS degree in Economics and Finance from Miami University in Oxford, Ohio. He received his MBA in Accounting and Finance from Indiana University in 1982, and holds a CPA certificate in Illinois. He currently resides in the United Kingdom with his wife and three children and will be relocating to Racine, Wisconsin.

Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine's products are used in light, medium, and heavy-duty vehicles, HVAC equipment, industrial equipment, refrigeration systems, fuel cells and electronics. Modine can be found on the Internet at modine.com.